Filed pursuant to Rule 424(b)(3)

File No. 333-252528

CLIFFWATER ENHANCED LENDING FUND
SUPPLEMENT DATED JANUARY 17, 2025
TO

PROSPECTUS DATED JULY 29, 2024

_____________________________________________________

Effective immediately, the section of the Prospectus entitled “FUND FEES AND EXPENSES” is deleted in its entirety and replaced with the following:

FUND FEES AND EXPENSES

The following tables describe the aggregate fees and expenses that the Fund expects to incur and that the Shareholders can expect to bear, either directly or indirectly, through the Fund’s investments.
Class I Shares
SHAREHOLDER TRANSACTION EXPENSES:
ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO SHARES)(1)
Management Fees(2)	0.95%
Fees and Interest Payments on Borrowed Funds(3)	0.75%
Acquired Fund Fees and Expenses(3)(4)	0.92%
Other Expenses(3)	0.25%
Total Annual Expenses	2.87%

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(1)      This table summarizes the expenses of the Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund. For purposes of determining net assets in fee table calculations, derivatives are valued at market value. This table assumes estimated average net assets of approximately $4.5 billion, which represents the Fund’s average net assets as of December 31, 2024.

(2)      Management Fees include the Investment Management Fee paid to the Investment Manager at an annual rate of 0.95% payable monthly in arrears, accrued daily based upon the Fund’s average daily net assets. The Investment Management Fee paid to the Investment Manager will be paid out of the Fund’s assets. The Investment Management Fee is paid before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund.

(3)      “Fees and Interest Payments on Borrowed Funds,” “Other Expenses,” and “Acquired Fund Fees and Expenses” represent estimated amounts that the Fund is currently incurring.

(4)      Shareholders indirectly bear a portion of the asset-based fees, incentive allocations and other expenses incurred by the Fund as an investor in Investment Funds. Managers of registered investment companies and private funds (“Underlying Managers”) generally receive management fees, typically ranging between 0% and 2% per annum of such fund’s assets under their management, as well as, in some cases, quarterly or annual incentive allocations typically ranging between 0% and 20% of any profits earned during the applicable calculation period. These incentive allocations are generally calculated and only payable after a return hurdle has been met. The Investment Manager does not participate in any of the fees or allocations paid to these managers.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. “Other Expenses,” as shown above, is an estimate based on anticipated investments in the Fund and anticipated expenses for the current fiscal year of the Fund’s operations, and includes, among other things, professional fees and other expenses that the Fund will bear, including ongoing offering costs and fees and expenses of the Administrator and custodian. For a more complete description of the various fees and expenses of the Fund, see “INVESTMENT MANAGEMENT FEES,” “ADMINISTRATION,” “FUND EXPENSES,” and “PURCHASING SHARES.”

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown (in the example). The assumption in the hypothetical example of a 5% annual return is the same as that required by regulation of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Shares.

EXAMPLE

Class I Shares
	1 Year	3 Years	5 Years	10 Years
You Would Pay the Following Expenses on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:
	$29	$89	$151	$320

The example is based on the annual fees and expenses of Class I Shares set out in the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund.

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PLEASE KEEP THIS SUPPLEMENT WITH YOUR PROSPECTUS FOR FUTURE REFERENCE